Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Attendance Confirmation Reply Form for the 2022 Extraordinary General Meeting

Pursuant to the articles of association of Guangshen Railway Company Limited (the “Company”) and the Company Law of the People’s Republic of China and relevant regulations, holders of H shares of the Company who intend to attend the 2022 extraordinary general meeting of the Company (the “EGM”) (or any adjournment thereof) to be held at 9:30 a.m. on Tuesday, December 6, 2022 at The Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China, shall complete the following attendance confirmation reply form.

Name	Number of H shares held

Identity card number/passport number	Telephone number

Correspondence Address

Date:	Signature of the shareholder:

Notes:

(1)

Holders of H shares of the Company whose names appear on the register of members of the Company at 4:30 p.m. on Thursday, November 3, 2022, are entitled to complete this attendance confirmation reply form and attend and vote at the EGM.

(2)	This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)	Please provide a copy of your identify card (or passport).

(4)	Please provide a copy of the share certificate(s) of the relevant shares of the Company.

(5)

The duly completed and signed attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above, shall be delivered to the Company in person, by post (based on the date of local postal stamp) or by facsimile on or before Wednesday, November 16, 2022.

(a)	If in person or by post, please deliver to:	(b)	If by facsimile, please transmit to:

	Secretariat of the Board of Directors of Guangshen Railway Company Limited No.1052 Heping Road, Luohu District Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010		Secretariat of the Board of Directors of Guangshen Railway Company Limited Facsimile number: (86–755) 25591480